

October 12, 2010

B. Allen Weinstein
President and Chief Executive Officer
Body Central Acquisition Corp.
6225 Powers Avenue
Jacksonville, FL 32217

> **Re:** **Body Central Acquisition Corp.**
> **Amendment Nos. 3 and 4 to Registration Statement on Form S-1**
> **Filed September 30, 2010 and October 4, 2010**
> **File No. 333-168014**

Dear Mr. Weinstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Consolidated Financial and Operating Data, page 7

1. We refer you to the pro forma net income per share presentation on page eight. Please tell us how you calculated the pro forma earnings per share for the twenty six week period ending July 3, 2010. To the extent additional adjustments have been made to your pro forma net income aside from interest expense, please revise footnote three to clarify your calculation.

2. Footnote three on page nine discloses the pro forma adjustment to weighted average common shares includes 2,883,334 common shares issued to repay $32.768 million outstanding under the senior credit facility. We estimate it would only require approximately 2,184,500 common shares issued at $15.00 per share to repay the outstanding indebtedness. Please advise.

3. The aggregate number of shares described within footnote three is 66,667 less than the 3,333,333 shares being offered. Please disclose how you intend to use the proceeds from all of the shares issued.

Use of Proceeds, page 31

4. Please revise your disclosure to include the approximate number of shares you estimate selling to raise the net proceeds disclosed in each bullet point. In addition, we note you estimate using $31.5 million to repay all outstanding amounts under your term loan and revolving credit facilities. Your disclosure at page 9 indicates you plan to sell 2,883,334 shares of your common stock to repay all of your outstanding indebtedness, an amount which would yield substantially in excess of $31.5 million. Please revise your disclosures to ensure the net proceeds allocated for each intended use is consistent throughout your document.

Capitalization, page 33

5. We note the remaining blank on page 34 in the line item for the authorized number of shares of undesignated preferred stock on a pro forma as adjusted basis. Please revise to include this information in the next amendment to your registration statement.

Audit Report of Independent Registered Certified Public Accounting Firm, page F-2

6. We remind you to finalize your auditor's report and remove the preamble language describing the effects of the imminent stock split prior to requesting effectiveness of your registration statement.

Other Expenses of Issuance and Distribution, page II-1

7. We note that you have indicated that certain information relating to fees and expenses will be "provided by amendment." Please provide such information in the next amendment to your registration statement.

Exhibits

8. We note that you have filed a form of your legal opinion. Your legal opinion must be completed, dated, executed and filed as an exhibit prior to effectiveness.

9. Please file Exhibit 10.29 with the next amendment to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director